Filed pursuant to Rule 424(b)(3)

Registration No. 333-190476

PROSPECTUS SUPPLEMENT NO. 4

To Prospectus dated August 12, 2014

(i) 3,047,500 Shares of Common Stock and 3,047,500 Series B Warrants, issuable upon the exercise of the 3,047,500 outstanding Series A Warrants issued in our Initial Public Offering
and

(ii) 3,047,500 Shares of Common Stock, issuable upon the exercise of the 3,047,500 Series B Warrants that are issuable under this Prospectus

_______________________

This prospectus supplement No. 4 supplements the prospectus dated August 12, 2014, as supplemented by prospectus supplement No. 1 dated August 14, 2014, prospectus supplement No. 2 dated November 17, 2014 and prospectus supplement No. 3 dated November 28, 2014 (collectively, the “prospectus”), which relates to the offering of the securities of Ruthigen, Inc. (the “Company,” “we,” “us” or “our”) that are underlying the Series A Warrants that we issued in our initial public offering, which closed on March 26, 2014 (“IPO”). The securities underlying the Series A Warrants include (i) 3,047,500 shares of our common stock and 3,047,500 of our Series B Warrants, which are issuable upon the exercise of the 3,047,500 outstanding Series A Warrants that we issued in our IPO, and (ii) 3,047,500 shares of our common stock, which are issuable upon the exercise of the 3,047,500 Series B Warrants that are issuable under the prospectus.

Each outstanding Series A Warrant is exercisable for one share of common stock and one Series B Warrant. The Series A Warrants are exercisable at an initial exercise price of $7.25 per warrant and expire in March 2016. The Series B Warrants will only be issued upon the exercise of the Series A Warrants. Each Series B Warrant is exercisable for one share of common stock. The Series B Warrants are immediately exercisable upon issuance at an initial exercise price of $9.0625 per warrant. The Series B Warrants will expire on the fifth anniversary of the date of issuance.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on January 13, 2015.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is traded on The NASDAQ Capital Market under the symbol “RTGN.” On January 16, 2015, the closing sale price of our common stock on The NASDAQ Capital Market was $3.86 per share.

_______________________

AN INVESTMENT IN OUR SECURITIES INVOLVES RISKS. SEE THE

SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 9 OF THE PROSPECTUS.

_______________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_______________________

The date of this prospectus supplement is January 20, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 8, 2015

RUTHIGEN, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36199	46-1821392
(state or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2455 Bennett Valley Rd., Suite C116 Santa Rosa, California	95404
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (707) 525-9900

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On January 8, 2015, Ruthigen, Inc. (“Ruthigen,” the “Company,” “we,” or “us”) agreed to consent to the proposed sale of two million shares of its common stock held by its former parent, Oculus Innovative Sciences, Inc. (“Oculus”), to certain accredited investors (the “Buyers”), at a purchase price of $2.75 per share (the “Oculus Share Sale”), subject to specified closing conditions set forth in a securities purchase agreement between Oculus and such investors (the “SPA”), as summarized below. The Oculus Share Sale requires the consent of the Company and Dawson James Securities, Inc. (“Dawson James”), the lead underwriter for the Company’s initial public offering, pursuant to the Amended Separation Agreement between Oculus and the Company, dated January 31, 2014.

Pursuant to the terms of the SPA, the closing of the Oculus Share Sale shall take place within three business days of the closing of (i) a merger or consolidation of the Company with or into another company, corporation or similar entity, (ii) the merger or consolidation of another company, corporation, or assets of a corporation or company into the Company, or (iii) the sale or conveyance to another corporation or the assets or other property of the Company (collectively, a “Ruthigen Transaction”). In addition, under the SPA, the Company’s and Dawson James’ consent to the Oculus Share Sale is contingent upon the occurrence of a Ruthigen Transaction and shall terminate under certain conditions set forth in the SPA. The Company is not required to pursue or complete a Ruthigen Transaction, and has made no commitments to Oculus or the purchasers to do so.

The SPA may be amended with the written consent of Oculus and the purchasers of the shares; provided, that the consent of the Company and Dawson James is required to amend the provisions of the SPA by which they have consented to the Oculus Share Sale. The terms of the SPA and the Oculus Share Sale were not negotiated by the Company, and Oculus and the purchasers are each responsible for their own expenses. Oculus has advised the Company that the Oculus Share Sale will be made in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The shares are unregistered and are restricted securities under the Securities Act.

The foregoing summary of the SPA does not purport to be a complete description and is qualified in its entirety by the full text of the agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein in its entirety.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Ruthigen stock.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

10.1

Securities Purchase Agreement, dated January 8, 2015, by and among Oculus Innovative Sciences, Inc., the Buyers, and, solely with respect to Section 4 and Section 9 thereof, Ruthigen, Inc. and Dawson James Securities, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RUTHIGEN, INC.

Date: January 13, 2015	/s/ Sameer Harish
Sameer Harish Chief Financial Officer

EXHIBIT 10.1

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of January 8, 2015, by and among Oculus Innovative Sciences, Inc., a Delaware corporation, with its principal place of business at 1129 N. McDowell Blvd., Petaluma, CA 94954 (the “Seller”), Michael Brauser and Barry Honig or their respective assignee(s) (collectively, the “Buyer”) and, solely with respect to Section 4 and Section 9 of this Agreement, Ruthigen, Inc., a Delaware corporation (the “Company”) and Dawson James Securities, Inc. (the “Underwriter”).

WHEREAS, the Seller owns two (2) million unregistered issued and outstanding shares of common stock, $0.0001 par value per share (the “Shares”) of the Company; and

WHEREAS, subject to the terms and conditions set forth herein, the Seller desires to sell the Shares to the Buyer and Buyer desires to acquire the same subject to the terms in this Agreement;

NOW, THEREFORE, for and in consideration of the premises, the mutual agreements and covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.            Definitions. In addition to the terms defined elsewhere in this Agreement, for the purposes of this Agreement, the following terms have the meanings set forth below:

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of California are authorized or required by law or other governmental action to close.

“Closing” shall have the meaning ascribed to such term in Section 5(a) of this Agreement.

“Closing Date” shall have the meaning ascribed to such term in Section 5(a) of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Event” means of any merger or consolidation of the Company with or into another company, corporation or similar entity or the merger or consolidation of another company, corporation, or assets of a corporation or company into the Company, or in the case of any sale or conveyance to another corporation or the assets or other property of the Company.

“Event Closing” means the closing of an Event for which the Company enters into an Event Definitive Agreement prior to the Expiration Date.

“Expiration Date” means the 60th calendar day following the date of this Agreement.

“Event Definitive Agreement” means the entry by the Company into a definitive agreement for an Event. For purposes of clarity, such definitive agreement could be subject to or pending customary closing conditions, regulatory approvals and/or shareholder approval and still be considered definitive for purposes of this Agreement.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” shall have the meaning ascribed to such term in the preamble to this Agreement.

“Transfer Agent” means the Company’s transfer agent, and any successor transfer agent of the Company.

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2.            sELLER’S STANDSTILL AND BUYER’S PURCHASE.

(a) Seller agrees not to market, offer or sell the Shares to any Person from the date of this Agreement until the Expiration Date (such period of time, the “Standstill Period”) other than the Buyer.

(b) The Buyer irrevocably agrees to purchase all of the Shares upon the Closing Date (as defined below) (such obligation, the “Purchase”), subject to the further terms in this Agreement. The Seller shall sell to Buyer, and the Buyer shall purchase from the Seller on the Closing Date (as defined below), the Shares.

3.            Purchase Price. The purchase price for the Shares to be purchased by Buyer at the Closing (the “Purchase Price”) shall be $2.75 per share, or an aggregate of $5,500,000 for all of the Shares.

4.            CONSENT TO SALE of THE Shares PURSUANT TO SEPARATION AGREEMENT. Pursuant to Section 2.1 of that certain Amended Separation Agreement between the Seller and the Company, dated January 31, 2014, the consent of the Underwriter and the board of directors of the Company is required for the sale of the Shares in accordance with the terms of this Agreement. Now, therefore, subject to and contingent upon an Event Closing, the Underwriter and the Company hereby consent to the Purchase (the “Consent”), which Consent shall become effective only upon the occurrence of an Event Closing, if at all, subject to the other conditions set forth in this Section 4. The Company and Underwriter further warrant that all necessary corporate actions and approvals by their respective boards of directors have been obtained in order to provide the Consent. The Consent provided hereby shall terminate upon the (i) the Expiration Date, if the Company has not entered into an Event Definitive Agreement by such date; or (ii) the termination date of the Event Definitive Agreement, if the Company has entered into an Event Definitive Agreement by the Expiration Date.

5.            Closing.

(a) The date and time of the closing of the purchase of the Shares (the “Closing”) by the Buyer shall be 12 noon, New York City time, on such date as shall be mutually agreed to by the Seller and Buyer, which in no event shall be prior to, or more than three (3) Business Days after, an Event Closing (such date on which the Closing actually occurs, the “Closing Date”), at the offices of Trombly Business Law, PC, 1434 Spruce St., Suite 100, Boulder, CO 80302.

(b) On the Closing Date, (i) Buyer shall pay the Purchase Price to the Seller, by wire transfer of immediately available funds in accordance with the Seller’s written wire instructions, and (ii) the Seller shall irrevocably instruct the Transfer Agent to deliver to Buyer one or more stock certificates, evidencing the Shares Buyer is purchasing and duly executed on behalf of the Seller and registered in the name of Buyer, within three (3) Business Days after the Closing.

(c) Each party to this Agreement will pay any banker’s, broker’s or finder’s fees or commissions for which such party is responsible.

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6.            Buyer’s Representations and Warranties. Buyer represents and warrants to Seller that, as of the date hereof and as of the Closing Date:

(a) Due Organization; Authority. Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.

(b) No Public Sale or Distribution. Buyer is acquiring the Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act; provided, however, by making the representations herein, Buyer does not agree to hold any of the Shares for any minimum or other specific term and reserves the right to dispose of the Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act and in accordance with the terms of this Agreement. Buyer is acquiring the Shares hereunder in the ordinary course of its business. Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Shares.

(c) Accredited Investor Status. At the time Buyer was offered the Shares, it was, and as of the date hereof, and the Closing Date, is (i) an “accredited investor” as that term is defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act. Buyer is not required to be registered as a broker-dealer under Section 15 of the Exchange Act.

(d) Experience. Buyer, either alone or together with its representatives, as applicable, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. Buyer is able to bear the economic risk of an investment in the Shares and is able to afford a complete loss of such investment.

(e) No General Solicitation. Buyer did not learn of the investment in the Shares as a result of any general solicitation or general advertising.

(f) No Governmental Review. Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of an investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.

(g) Validity; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of Buyer and shall constitute the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(j) No Conflicts. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby will not, (i) result in a violation of the organizational documents of Buyer, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations hereunder.

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7.            Representations and Warranties of the Seller. The Seller represents and warrants to Buyer that, as of the date hereof and as of the Closing Date:

(a) Due Organization, Authority. The Seller is a corporation duly organized and validly existing in good standing under the laws of the jurisdiction of its incorporation with the requisite power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.

(b) Validity; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of Seller and shall constitute the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(c) No Conflicts. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby will not, (i) result in a violation of the organizational documents of Seller, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which Seller is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to Seller, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Seller to perform its obligations hereunder.

(d) Title. Seller is the lawful owner of the Shares, free and clear of all security interests, liens, encumbrances, equities and other charges that would limit the transferability of the Shares; except for a restriction on transferability which may be required by U.S. federal and state securities laws and the Separation Agreement.

(e) Taxes. Seller has paid all taxes on the Shares and there are no liens or claims on the Shares.

(f) No Rights. There are no existing warrants, options, stock purchase agreements, redemption agreements, calls or rights to subscribe of any character relating to the Shares.

(g) Litigation. The Shares are not subject to current or pending litigation or to Seller’s knowledge, threatened litigation.

(h) No General Solicitation. Neither the Seller, nor any Person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Shares. Seller has not engaged any placement agent or other agent in connection with the sale of the Shares.

8.            Acknowledgments of the Buyer.

(a) There have been no representations, guarantees or warranties made to the undersigned Buyer by the Seller, its agents or employees, or any of its agents or employees, or any other person, expressly or by implication, with respect to (i) the length of time that the Buyer will be required to remain as owner of the Shares; and (ii) the possibility that the past performance or experience on the part of the Company might in any way indicate the predictable results of the ownership of the Shares or of the overall business of the Company.

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(b) The Buyer consents to the placement of a legend on any stock certificate evidencing the Shares being purchased by the Buyer, which legend shall be in form as follows:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY SIMILAR STATE SECURITIES LAWS. WITHOUT REGISTRATION, THESE SECURITIES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL THAT REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER AND/OR THE SUBMISSION TO THE COMPANY OF SUCH OTHER EVIDENCE AS MAY BE REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY SUCH TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND/OR APPLICABLE STATE SECURITIES LAWS AND/OR ANY RULE OR REGULATION PROMULGATED THEREUNDER.”

9.            MISCELLANEOUS.

(a) Entire Agreement. This Agreement (including the exhibits hereto and any written amendments hereof executed by the parties) constitutes the entire Agreement and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

(b) Amendments. Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Seller and the Buyer; provided, however, Section 4 and Section 9 of this Agreement shall not be amended or waived without the written consent of the Company and the Underwriter.

(c) Negotiated Agreement. Each of the Seller and Buyer acknowledges that it has been advised and represented by counsel in the negotiation, execution and delivery of this Agreement and accordingly agrees that, if an ambiguity exists with respect to any provision of this Agreement, such provision shall not be construed against any party because such party or its representatives drafted such provision. Each of the Seller and Buyer further acknowledges that the Company has not participated in the negotiation, execution or delivery of this Agreement, other than with respect to Section 4 and Section 9.

(d) Sections and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

(e) Governing Law. This Agreement and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with the internal laws of the State of California, without regard to conflicts of laws principles that would result in the application of the laws of another jurisdiction. The parties herein waive trial by jury. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. In the event that litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party’s reasonable attorney’s fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be entitled. The parties herein agree that any action , proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of California or the United States District Court for the Northern District of California, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The parties herein waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

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(f) Execution. This Agreement and any amendments, waivers, or consents may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement. Signed facsimile copies of this Agreement will legally bind the parties to the same extent as original documents.

(g) Due Diligence. Both the Buyer and Seller acknowledge they have obtained as much information about the Company as they believe necessary to consummate the transaction described in this Agreement. Both parties represent that they are sophisticated investors, have access to counsel and such other advisors as they deem advisable regarding the transaction. Both Buyer and Seller acknowledge the sale of the Shares is an off market private transaction and that either the Buyer or Seller may have information about the Company that the other party does not. Both Buyer and Seller agree that no liability will exist for failure to disclose any information known by that party about the Company to the other party and specifically waive any rights that may arise from failure of Buyer or Seller to reveal what may be material, non-public information about the Company.

(h) Survival. The representations, warranties, agreements and covenants shall survive the Closing for a period of one (1) year following the Closing Date.

(i) Severability. In case any provision in or obligation under this Agreement or any other Transaction Document shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

(j) Notices. All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the addresses set forth below.

If to Buyer at:

_____________

_____________

If to Seller at:

Oculus Innovative Sciences, Inc.

1129 N. McDowell Blvd.

Petaluma, CA 94954

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With a copy (for informational purposes only) to Seller’s counsel at:

Amy Trombly, Esq.

Trombly Business Law, PC

1434 Spruce St., Suite 100

Boulder, CO 80203

If to Underwriter at:

Dawson James Securities, Inc.
1 North Federal Highway, 5th Floor

Boca Raton, FL 33432

With a copy (for informational purposes only) to Underwriter’s counsel at:

[__]

If to Company at:

Ruthigen, Inc.

2455 Bennett Valley Road, Suite C116

Santa Rosa, California 95404

With a copy (for informational purposes only) to Company’s counsel at:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

Attn: Linda Rockett, Esq.

[Signature Page Follows.]

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IN WITNESS WHEREOF, this Agreement has been executed by each of the parties hereto on the date first above written.

OCULUS INNOVATIVE SCIENCES, INC.

By: /s/ Jim Schutz

Name: Jim Schutz

Title: Chief Executive Officer

MICHAEL BRAUSER

/s/ Michael Brauser

BARRY HONIG

/s/ Barry Honig

DAWSON JAMES SECURITIES, INC.

Only with respect to Sections 4 & 9 of this Agreement

By: /s/ Robert D. Keyser, Jr.

Name: Robert D. Keyser, Jr.

Title: Chief Executive Officer

RUTHIGEN, INC.

Only with respect to Sections 4 & 9 of this Agreement

By: /s/ Hoji Alimi

Name: Hoji Alimi

Title: Chief Executive Officer

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